Exhibit 99.5

FORM OF LETTER
CACHE, INC.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights
Distributed to Shareholders of
Cache, Inc.

April [    •    ], 2013

To Our Clients:

        Enclosed for your consideration is a prospectus, dated April [    •    ], 2013 (the "Prospectus") which relates to the offering (the "Rights Offering") by Cache, Inc. ("Cache") of shares of Cache's common stock, par value $0.01 per share (the "Common Stock"), pursuant to transferable subscription rights (the "Rights") distributed to all holders of record of shares of Common Stock at 5:00 p.m., New York City time, on April 4, 2013 (the "Record Date"). The Rights and Common Stock are described in the Prospectus.

        In the Rights Offering, Cache is offering an aggregate of 4,848,484 shares of Common Stock, as described in the Prospectus.

        The Rights will expire, if not exercised prior to 5:00 p.m., New York City time, on April [    •    ], 2013, unless extended (the "Expiration Time"); provided, that, pursuant to the Backstop and Investment Agreement (as defined in the Prospectus), Cache's board of directors may not extend the rights offering by more than 30 days without the prior written consent of each of MFP Partners, L.P. ("MFP Partners") and Mill Road Capital, L.P. ("Mill Road").

        As described in the Prospectus, you will receive approximately [    •    ]% of a whole Right for each share of Common Stock owned of record as of 5:00 p.m., New York City time, on the Record Date. Each whole Right allows you to subscribe for one share of Common Stock (the "Basic Subscription Right") at the cash price of $1.65 per full share (the "Subscription Price"). For example, if you owned 100 shares of Common Stock as of 5:00 p.m., New York City time on the Record Date, you would receive [    •    ] Rights (rounded down from approximately [    •    ] Rights) and would have the right to purchase [    •    ] shares of Common Stock for the Subscription Price.

        In the event that you purchase all of the shares of common stock available to you pursuant to your Basic Subscription Right, you may also exercise an over-subscription right (the "Over-Subscription Right") to purchase a portion of any shares of Common Stock that are not purchased by shareholders through the exercise of their Basic Subscription Rights (such shares, determined taking into account the limitation described in the remainder of this sentence, the "Unsubscribed Shares"), up to the number of shares you purchased under the Basic Subscription Right and subject to the limitation that if any Over-Subscription Rights are exercised, Cache will not issue a number of shares in excess of 4,848,484 pursuant to the exercise of Basic Subscription Rights, Over-Subscription Rights and the pro rata investment (as defined in the Prospectus and as described in clause (a) of the following paragraph). To the extent the number of the Unsubscribed Shares is not sufficient to satisfy all of the properly exercised Over-Subscription Right requests, then the available shares will be prorated among those who properly exercised their Over-Subscription Right based on the number of shares each rights holder subscribed for under the Over-Subscription Right.

        Cache has entered into the Backstop and Investment Agreement with (i) MFP Partners and Mill Road, who, as of the Record Date, beneficially owned approximately [    •    ]% and [    •    ]% of the shares of Common Stock, respectively, and (ii) Jay Margolis, who was appointed Cache's Chairman of the Board and Chief Executive Officer on February 5, 2013. Pursuant to the Backstop and Investment Agreement, in a transaction separate from the Rights Offering, (a) each of MFP Partners and Mill Road has severally and not jointly agreed to purchase from Cache the number of shares of Common Stock equal to its full pro rata share (as of the Record Date) of the number of shares of Common Stock to be offered pursuant to the Rights Offering, (b) each of MFP Partners, Mill Road and

Mr. Margolis has agreed, severally and not jointly, to purchase from Cache a specified number of shares such that the gross proceeds to Cache from the Rights Offering, the issuance of shares to MFP Partners and Mill Road as described in clause (a) above and the backstop commitment described in this clause (b) will be $8.0 million, and (c) each of Mill Road and Mr. Margolis has agreed to purchase from Cache additional shares of Common Stock in such amount, if any, sufficient to enable them to acquire an aggregate of $3.5 million and $1.0 million of Common Stock, respectively, to the extent they are not able to otherwise acquire such amounts pursuant to the transactions described in clauses (a) and (b) of this sentence. The obligations of MFP Partners, Mill Road and Mr. Margolis are subject to conditions more fully described in the Prospectus.

        You will be required to submit payment in full for all the shares you wish to buy with your Basic Subscription Right and your Over-Subscription Right. Because Cache will not know the total number of Unsubscribed Shares prior to the Expiration Time, if you wish to maximize the number of shares you may purchase pursuant to your Over-Subscription Right, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Common Stock available to you, assuming that no shareholders other than you has purchased any shares of Common Stock pursuant to the Basic Subscription Right and Over-Subscription Right. Fractional Rights remaining after aggregating all of the Rights distributed to you will be rounded down to the nearest whole number to ensure that Cache offers no more than 4,848,484 shares of Common Stock in the Rights Offering. Any excess subscription payments received by Continental Stock Transfer and Trust Company (the "Subscription Agent") will be returned, without interest, as soon as practicable.

        Cache can provide no assurances that you will actually be entitled to purchase the number of shares of Common Stock issuable upon the exercise of its Over-Subscription Right in full. Cache will not be able to satisfy your exercise of the Over-Subscription Right if the Rights Offering is subscribed in full, and Cache will only honor an Over-Subscription Right to the extent sufficient shares of Common Stock are available following the exercise of subscription rights under the Basic Subscription Rights, subject to the limitations set forth above.

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  To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Right is less than the amount you actually paid in connection with the exercise of the Over-Subscription Right, you will be allocated only the number of Unsubscribed Shares available to you as soon as practicable after the Expiration Time, and your excess subscription payment received by the Subscription Agent will be returned, without interest, as soon as practicable.

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  To the extent the amount you actually paid in connection with the exercise of the Over-Subscription Right is less than or equal to the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Right, a you will be allocated the number of Unsubscribed Shares for which you actually paid in connection with the Over-Subscription Right. See "The Rights Offering—The Subscription Rights—Over-Subscription Right."

        The Rights are transferable during the course of the Rights Offering. If you instruct us to purchase Rights in the open market or otherwise, and the Rights Offering is not completed, the purchase price paid for such Rights will not be returned to us or to you.

        THE MATERIALS ENCLOSED ARE BEING FORWARDED TO YOU AS THE BENEFICIAL OWNER OF COMMON STOCK CARRIED BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. EXERCISES AND SALES OF RIGHTS MAY BE MADE ONLY BY US AS THE RECORD OWNER AND PURSUANT TO YOUR INSTRUCTIONS.

        Accordingly, we request instructions as to whether you wish us to elect to subscribe for any shares of Common Stock to which you are entitled pursuant to the terms and subject to the conditions set forth in the enclosed Prospectus. However, we urge you to read the Prospectus carefully before instructing us to exercise your Rights.

        If you wish to have us, on your behalf, exercise the Rights for any shares of Common Stock to which you are entitled, please so instruct us by completing, executing and returning to us the instruction form on the reverse side of this letter.

        Your instructions to us should be forwarded as promptly as possible in order to permit us to exercise Rights on your behalf in accordance with the provisions of the Rights Offering. The Rights Offering will expire at the Expiration Time. Once you have exercised the Basic Subscription Right or the Over-Subscription Right, such exercise may not be revoked.

        Additional copies of the enclosed materials may be obtained from Laurel Hill Advisory Group, LLC, the Information Agent. The Information Agent's telephone number is 888-742-1305. Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.